December 19, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Cecilia Blye
Daniel Leslie

Re:	Audience, Inc.
Form 10-K for the Year Ended December 31, 2013 Filed March 14, 2014 File No. 1-35528

Ladies and Gentleman:

On behalf of Audience, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 10, 2014 relating to the Company’s annual report on Form 10-K for the year ended December 31, 2013 (the “10-K”).

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold italics for your ease of reference).

General

1.	You state on page 2 of the 10-K and elsewhere that Samsung Electronics (“Samsung”) represented 63% of your total revenue for 2013. Samsung’s website provides contact information for service and support centers for Sudan and Syria. Additionally, we are aware of an article stating that Samsung’s products are popular in Cuba.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. You should describe any services, products,

Staff of the Securities and Exchange Commission

Re: Audience, Inc.

December 19, 2014

information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

The Company has not had past and does not have current or anticipated contacts with Cuba, Sudan, and Syria (the “Embargoed Countries”), including, to its knowledge, through subsidiaries, distributors, customers, or other direct or indirect arrangements. The Company does not sell, offer for sale, or distribute, either directly or indirectly, its products in Embargoed Countries and the Company does not have any agreements, arrangements or other contacts with customers located in Embargoed Countries. Further, the Company has no partners that are approved to export the Company’s products into Cuba, Sudan, or Syria. In addition, the Company is not aware of any sales by partners of the company’s products into these countries.

The Company is committed to compliance with U.S. export control regulations and trade and economic sanctions. It has policies and procedures in place for compliance with these laws, including standard terms and conditions in purchase orders and other agreements with customers informing its customers that its products are subject to U.S. control and may not be transferred to Embargoed Countries in violation of U.S. export control laws and regulations. Additionally, the Company has screening procedures that the Company carries out to ensure that it does not do business in an embargoed country or a prohibited entity.

The Company’s sales to Samsung are governed by purchase orders and invoices and the Company does not have a long-term supply agreement with Samsung. The Company’s products are delivered to Samsung or its contract manufacturers and the Company has no control over the production of finished goods by Samsung or its delivery of products and support. The Company does not deliver any product or provide any services to Samsung’s service or support centers in Embargoed Countries and, to its knowledge, the Company has no information that its products are being sent by Samsung to Embargoed Countries in violation of U.S. law. Samsung does not provide the Company with detailed information on its customers. However, the Company provides Samsung with its standard terms and conditions, which include export control language, on each accepted Purchase Order provided to Samsung when it makes a purchase. Pursuant to the Company’s terms and conditions, the sale by the Company to Samsung is deemed to be acceptance of Samsung of such provisions.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material

Staff of the Securities and Exchange Commission

Re: Audience, Inc.

December 19, 2014

investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

RESPONSE:

As described above, the Company is not aware of any, direct or indirect, past or current contacts with (and therefore does not generate revenues from) Embargoed Countries or entities that they control, and does not have any anticipated contacts with Embargoed Countries or entities that they control.

* * * * *

Staff of the Securities and Exchange Commission

Re: Audience, Inc.

December 19, 2014

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to Michael J. Danaher at (650) 320-4625 of this firm or me at (650) 320-4509.

Sincerely yours,

/s/ Julia Reigel

Julia Reigel

cc:	Audience, Inc.

Kevin S. Palatnik

Craig H. Factor, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Michael J. Danaher